Exhibit 1.2

China Unicom Limited (Stock Code: 762)

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

2005 INTERIM RESULTS ANNOUNCEMENT

CHAIRMAN’S STATEMENT

The first six months of 2005 have seen the Company face the challenges of fierce competition and continual market change. The Company has actively pursued a change in its business development model. This has resulted in our achieving a steady growth in various businesses and a significant enhancement of the Company’s economic efficiency when measured against the second half of the previous financial year. As a result, the momentum in business development remained favorable.

For the first six months of 2005, growth in the revenue of the Company remained steady. Operating revenue reached RMB43.24 billion, an increase of 10.2% from the same period last year. Of which, revenue from GSM cellular business was RMB25.64 billion, an increase of 6.6% from the same period last year. Revenue from the CDMA business was RMB15.15 billion, an increase of 20.4% from the same period last year. Revenue from the long distance communications, data communications and Internet business was RMB2.45 billion.

Operating profit was RMB4.08 billion. Operating profit of GSM cellular business was RMB4.48 billion. While operating loss of CDMA cellular business was RMB0.46 billion, the balance of unamortized cost of CDMA handsets decreased from RMB4.75 billion at the end of last year to RMB4.17 billion at the end of June this year. Net profit was RMB2.33 billion. Despite a decrease of 19.4% from the same period last year, net profit was 45.3% over the second half of last year.

EBITDA was RMB14.0 billion. EBITDA margin was 32.4%. After adding the CDMA network leasing fee, EBITDA margin was 41.5%, of which EBITDA margin of GSM was 50.5%. Earnings per share was RMB0.185. Free cash flow of the Company was RMB7.90 billion.

Encouragingly the first half of the year has seen the Company’s key business segments sustain steady development on all fronts. We are continuing our efforts to optimize and perfect our GSM network. The competitive advantages we have enjoyed as a result of the differentiation of our CDMA 1X business were further demonstrated with a rapid growth in our value-added business. As at 30 June 2005, the Company’s 120.534 million-strong cellular subscriber base represented a market share of 35.2%. The Company also recorded a net addition of 5.347 million GSM cellular subscribers and 3.105 million CDMA cellular subscribers to reach a total of 89.614 million GSM subscribers and 30.920 million CDMA subscribers at the end of the half year. During the first six months of 2005, cellular value-added service has accounted for 13.6% of the Company’s cellular service revenue.

The period under review has witnessed a significant strengthening of the Company’s sales and marketing efforts. Specific initiatives undertaken included an enhancement of our brand marketing, channel building and customer retention activities. We have also implemented a new branding system and various brand marketing support activities and tools. The year has also seen the creation of a new distribution channels system which integrates a variety of proprietary and independent channels to further enhance the effectiveness of our marketing capabilities. The strengthening of customer retention activities has resulted in a measurable improvement in customer service level. Ensuring a higher standard of call quality by further network optimization and providing more applications services for our customers have also helped to stabilize ARPU levels. Value-added businesses, such as SMS, “Cool Ringtone” and wireless data services were also able to achieve relatively rapid growth as a result of our active implementation of marketing strategies. The Company has strengthened the control of its CDMA handset subsidization and increased the proportion of CDMA handsets acquired via centralized purchasing, resulting in a fall in handset prices. We are continuing to devote additional efforts to our cultivation of the industry value chain in order to facilitate our effective development of CDMA.

The Company has always strived for - and done its utmost to maintain - a fair and orderly competitive environment in the PRC telecoms market. During the first six months of 2005, the strengthening of our tariff management and removal of unreasonable tariff packages did much to standardize and stabilize the tariff levels for various fee items.

Over the course of the last six months, the Company has done much to enhance its overall management standard. In attempting to evolve our business development model, we have made every effort to optimize operation management systems and execution capabilities. The day-to-day management of fundamental areas such as performance appraisal, budgeting, internal control and auditing have all been improved as a result of these efforts. Coupled with more stringent control of costs, these steps have ensured that the increase in expenditure was matched more reasonably with the increase in business revenue. By upgrading our information technology infrastructure, we were also able to streamline work flows in various businesses units and increase efficiency across the Company as a whole.

In July 2005, the Company successfully issued RMB10 billion worth of commercial paper through its operating subsidiary, China Unicom Corporation Limited (“CUCL”). This move will help to further reduce financial costs and optimize our debt structure.

The second half of the year will see us continue striving to evolve the Company’s business development model. The maintenance of efficiency and effective development will remain our guiding principles and top priorities at all times. All future marketing strategies will be formulated on the basis of matching marketing expenses with income from the CDMA business. By fully leveraging on the opportunities arising from the centralized purchase of CDMA handsets that will enter the market in abundant supply, the operational efficiency of CDMA development will be improved. The next six months will also see us focus greater efforts on improving our customer retention activities in order to maximize the steady development of our GSM business. To increase income generated by the rapid growth and momentum of our value-added business, we will also consolidate our efforts in the areas of sales and marketing. In an effort to further enhance economic efficiency, the Company will focus the development of its long distance, data and Internet businesses only in regions where there is sufficient demand. The implementation of improved budgetary management processes in every area of our operations, the optimization of our investment structure and tighter control of operating costs are other steps that will enable us to improve our efficiency.

In closing, I and my fellow Board members would like to express our gratitude to Mr. Craig O. McCaw and his alternate director, Mr. C. James Judson for the contributions they have made to the Company in serving as our independent non-executive director. I would also like to express my heartfelt thanks to our shareholders and the community as a whole for their continued strong support of the Company.

Chang Xiaobing

Chairman and Chief Executive Officer

Hong Kong, 25 August 2005

FINANCIAL AND BUSINESS OVERVIEW

In the first half of 2005, we pursued the rational, practical and proactive strategies, insisted on a market-oriented approach, expedited the effective development, and enhanced our operational management, the Company achieved steady and solid business development despite the fierce market competition.

I.        Financial Overview

In the first half of 2005, the operating revenue of the Company sustained a stable upward trend, and reached RMB43.24 billion, representing an increase of 10.2% from the same period last year. Revenue from Cellular Business was RMB40.79 billion, an increase of 11.4% from the same period last year. Among this business, GSM Cellular Business exhibited a sustainable and stable growth, accounting for RMB25.64billion with an increase of 6.6% from the same period last year; CDMA Cellular Business continued to achieve rapid growth, accounting for RMB15.15 billion with a growth of 20.4% from the same period last year, and its share of total operating revenue moving further to 35.0% as compared to 32.1% in the same period last year. Revenue from Long Distance, Data and Internet Business was RMB2.45 billion, a decrease of 6.3% from the same period last year.

In the first half of 2005, the Company had a total of RMB39.22 billion operating expenses, representing an increase of 14.4% from the same period last year. The Company has made a great deal of effort towards cost control such as selling and marketing expenses, general and administrative expenses, this eventually improved the cost efficiency. For the first half of the year, the selling and marketing expenses increased by 9.5% from the same period last year, but the rate of increase of their expense was smaller than the growth rate of operating revenue. Bad debt ratio declined to 1.9% in the first half of 2005, compared to 3.2% in the same period last year.

In the first half of the year, the Company had a total of RMB4.08 billion operating profit, representing a decrease of 19.5% from the same period last year, but an increase of 31.7% from the second half of last year. Among the total, GSM Cellular Business achieved an operating profit of RMB4.48 billion; and CDMA Cellular Business had an operating loss of RMB0.46 billion after amortizing RMB3.12 billion of CDMA subscribers acquisition costs. The carrying amount of CDMA subscribers acquisition costs decreased by RMB0.58 billion from RMB 4.75 billion at the end of last year, thus easing the cost pressure in the future; Led by the market competition, operating profit from Long Distance, Data and Internet Business totaled RMB0.14 billion. Net profit of the Company in the first half of 2005 was RMB2.33 billion, representing a decrease of 19.4% from the same period last year, but an increase of 45.3% from the second half of 2004. Earnings per share reached RMB0.185.

In the first half of 2005, EBITDA(1) was RMB14.0 billion and EBITDA margin was 32.4%. If adding back leasing expense for CDMA network, EBITDA margin would become 41.5%. EBITDA margin of GSM Cellular Business was 50.5%. In the first half of the year, capital expenditures totaled RMB7.08 billion, and free cash flow(2) further increased to RMB7.90 billion.

Compared with the end of 2004, liabilities-to-assets ratio fell from 51.4% to 50.1% at the end of 2005 first half, while debt-to-capitalization ratio fell from 38.9% to 36.7% at the end of 2005 first half. The Company’s assets-liabilities structure was further improved.

Note 1: EBITDA represents net profit before interest income, finance cost, net other income, taxation, depreciation and amortisation.

Note 2: Free cash flow represents net cash inflow from operating activities minus capital expenditure.

II.       Business Overview

1.       Steady growth in GSM business and good momentum for CDMA business development

As at 30 June 2005, the total cellular subscribers reached 120.534 million, representing a net increase of 8.452 million as compared with the end of 2004. The market share of total subscribers in the service area of the Company maintained at 35.2%.

As at 30 June 2005, the total number of GSM subscribers was 89.614 million, with a net addition of 5.347 million as compared with the end of last year. The average minutes of usage (MOU) per subscriber per month for GSM business were 195.0 minutes, representing an increase of 6.7 minutes from 188.3 minutes in the second half of last year. The average revenue per user (ARPU) was RMB49.1, representing an increase of RMB1.1 from RMB48.0 in the second half of last year. The monthly average churn rate of GSM business was 2.26% for the first half of this year.

As at 30 June 2005, the total number of CDMA subscribers reached 30.920 million, with a net addition of 3.105 million as compared with the end of last year. The average MOU per subscriber per month for CDMA business were 280.8 minutes, representing a decrease of 7.3 minutes from 288.1 minutes in the second half of last year. The APRU was RMB78.1, representing a decrease of RMB2.2 from RMB80.3 in the second half of last year. The decrease of CDMA business ARPU was slowing down. The monthly average churn rate of CDMA business was 1.42% for the first half of this year.

2.       Constantly rapid growth in wireless value-added services and increase in penetration rate of CDMA 1X wireless data service

SMS business maintained rapid growth. For the first half of 2005, SMS volume reached 25.32 billion messages, representing an increase of 20.6% over the same period of last year. Of which, CDMA SMS volume was 7.13 billion messages, representing an increase of 32.4% over the same period of last year; GSM SMS volume was 18.19 billion messages, representing an increase of 16.5% over the same period of last year.

“Cool Ringtone” business developed at a rapid pace since its commencement at the end of last year. As at 30 June 2005, total number of “Cool Ringtone” subscribers was 11.291 million. Of which, the number of “Cool Ringtone” subscriber of GSM business was 7.210 million and the number of “Cool Ringtone” subscribers of CDMA business was 4.081 million.

The penetration rate of CDMA 1X wireless data service was increasing. As of 30 June 2005, the subscribers of CDMA 1X wireless data service reached 12.168 million. The proportion to total number of CDMA subscribers increased from31.3% at the end of previous year to 39.4%.

During the first half of 2005, total revenue of wireless value-added services amounted to RMB5.371 billion, representing an increase of 96.9% compared with the corresponding period of previous year. Of which, the proportion of value-added services revenue to total revenue for GSM business was 13.9% whereas that for CDMA business was 13.1%.

3.       Steady growth in long distance, data and Internet businesses

As of 30 June 2005, the total minutes of outgoing international and domestic long distance calls amounted to 12.94 billion minutes, representing an increase of 16.1% compared with the corresponding period of previous year. Of which, the total minutes of PSTN outgoing long distance calls amounted to 5.54 billion minutes, representing an increase of 14.7% compared with the corresponding period of the previous year whereas IP outgoing calls reached 7.40 billion minutes, representing an increase of 17.1% compared with the corresponding period of the previous year. The total minutes of incoming calls from international destinations, together with Hong Kong, Macau and Taiwan, amounted to 1.34 billion minutes, representing an increase of 13.6% compared with the corresponding period of the previous year.

As of 30 June 2005, total bandwidth leased out of the leased line business was 56,000 x 2Mbps, and total bandwidth leased for Asynchronous Transfer Mode (“ATM”) and Frame Relay (“FR”) carrier operations amounted to 9,213 x 2Mbps. The terminals of “Uni-Video” broadband video-telephony service accumulated to 445,000. The total number of subscribers of “Ruyi Mailbox” attained 14.839 million.

4.       Refined sales and marketing and further improvement of customer service

During the first half of 2005, the Company actively deployed brand-marketing activities to comprehensively reorganise various tariff packages. The Company successfully launched the brand named “U-Power” which targeted the youth market. The Company also successfully launched the terminals for smart dual-mode handsets and “dual-mode cards” business which further enriched the “Worldwind” brand name. Development of sales channels and CDMA handsets management was strengthened which facilitated socialised sales of CDMA handsets. Establishment of comprehensive management system of sale agents, supporting management systems such as system of maintaining and retaining customer relationship as well as stringent control over costs of sales ensured effective development. Meanwhile, the Company made commitment to the public in respect of its services, which effectively enhanced its profile. Level of customer satisfaction was further enhanced through perfection of management of customer information and provision of personalised services to customers.

GROUP RESULTS

China Unicom Limited (the “Company”) is pleased to announce the unaudited condensed consolidated interim results of the Company and its subsidiaries (collectively the “Group”) for the six months ended 30 June 2005 extracted from the unaudited condensed consolidated interim financial accounts of the Group as set out in 2005 interim accounts.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2005

		Unaudited
		Six months ended 30 June
	Note	2005	2004
		RMB’000	RMB’000
			As restated (Note 3)

Operating revenue (Turnover):
GSM Business	3, 4, 8, 9	25,636,097	24,041,661
CDMA Business	3, 4,8, 9	13,775,908	11,851,255
Data and Internet Business	4, 8, 9	1,599,517	1,818,907
Long Distance Business	4, 8, 9	845,684	793,973
Total service revenue		41,857,206	38,505,796
Sales of telecommunications products	3, 4,8, 9	1,386,717	738,381
Total operating revenue	4, 9	43,243,923	39,244,177
Operating expenses:
Leased lines and network capacities	8	(4,424,469)	(3,430,576)
Interconnection charges	8	(4,098,765)	(3,561,882)
Depreciation and amortisation	3	(9,972,014)	(9,225,386)
Personnel	3	(2,620,761)	(2,125,713)
Selling and marketing	3, 8	(10,590,298)	(9,669,177)
General, administrative and other expenses	3, 8	(5,704,501)	(5,164,884)
Cost of telecommunications products sold	3, 8	(1,805,895)	(1,089,682)
Total operating expenses		(39,216,703)	(34,267,300)
		4,027,220	4,976,877
Interest income		40,089	44,337
Other income, net		9,027	42,480
Operating profit		4,076,336	5,063,694
Finance costs		(685,600)	(961,447)
Profit before taxation		3,390,736	4,102,247
Taxation	3, 5	(1,061,696)	(1,211,529)
Profit attributable to shareholders		2,329,040	2,890,718
Basic earnings per share (RMB)	7	0.185	0.230
Diluted earnings per share (RMB)	7	0.184	0.229

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

AS OF 30 JUNE 2005

		Unaudited	Audited
	Note	30 June 2005	31 December 2004
		RMB’000	RMB’000
			As restated (Note 3)

ASSETS
Non-current assets
Property, plant and equipment, net		116,133,216	118,492,120
Goodwill	3	3,143,983	3,136,557
Other assets	3	9,085,072	9,694,761
Deferred tax assets	3, 5	774,598	468,774
		129,136,869	131,792,212
Current assets
Amounts due from Unicom Group		31,761	61,401
Amounts due from related parties		121,755	193,048
Amounts due from domestic carriers		218,477	269,919
Prepayments and other current assets		3,118,564	3,059,714
Inventories		2,517,331	3,114,632
Accounts receivable, net		5,427,871	5,229,980
Short-term bank deposits		578,908	662,025
Bank balances and cash		6,435,630	4,655,464
		18,450,297	17,246,183
Total assets		147,587,166	149,038,395

EQUITY AND LIABILITIES
Shareholders’ equity
Share capital		1,333,144	1,332,487
Share premium		52,575,233	52,546,294
Reserves	3	2,333,859	2,259,295
Retained profits:
2004 proposed final dividend		—	1,256,349
Others	3	17,383,706	15,047,816
		73,625,942	72,442,241
LIABILITIES
Non-current liabilities
Long-term bank loans		22,003,978	26,137,188
Obligations under finance leases		246,117	488,956
Deferred tax liabilities	3, 5	5,427	3,262
Deferred revenue	3	3,676,848	3,840,493
Other long-term liabilities		5,750	2,578
		25,938,120	30,472,477
Current liabilities
Payables and accrued liabilities		17,275,098	16,785,749
Amounts due to related parties		216,003	5,760
Amounts due to domestic carriers		1,102,382	948,574
Current portion of obligations under finance leases		640,200	938,189
Current portion of long-term bank loans		8,983,030	11,086,305
Taxes payable		958,947	395,688
Advances from customers		7,145,447	7,034,995
Short-term bank loans		11,701,997	8,928,417
		48,023,104	46,123,677
Total liabilities		73,961,224	76,596,154
Total equity and liabilities		147,587,166	149,038,395
Net current liabilities		(29,572,807)	(28,877,494)
Total assets less current liabilities		99,564,062	102,914,718

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2005

		Unaudited
		Six months ended 30 June
		2005	2004
		RMB’000	RMB’000

Net cash inflow from operating activities		14,984,997	12,995,333
Net cash outflow from investing activities		(8,514,598)	(8,400,939)
Net cash outflow from financing activities		(4,664,322)	(5,216,047)
Net increase/(decrease) in cash and cash equivalents		1,806,077	(621,653)
Cash and cash equivalents, beginning of period		4,629,553	9,169,936
Cash and cash equivalents, end of period		6,435,630	8,548,283
Analysis of the balances of cash and cash equivalents:
Cash balances		7,182	5,408
Bank balances		6,428,448	8,592,033
Less: restricted bank deposit	(i)	—	(49,158)
		6,435,630	8,548,283

Note (i): As of 30 June 2005, no bank balance (31 December 2004: RMB26 million) was restricted by the bank to secure for long-term bank loans.

Notes:

1.       ORGANISATION AND PRINCIPAL ACTIVITIES

The Company was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company are investment holding and the Company’s subsidiaries are mainly engaged in the provision of GSM and CDMA cellular, data, Internet and long distance services in the PRC. The GSM and CDMA business hereinafter collectively refer to as the “Cellular Business”.

The immediate holding company of the Company is China Unicom (BVI) Limited (“Unicom BVI”). The majority of the equity interests in Unicom BVI is owned by China United Telecommunications Corporation Limited (a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002).

The directors of the Company consider China United Telecommunications Corporation (a state owned enterprise established in the PRC, hereinafter referred as “Unicom Group”) to be the ultimate parent company.

2.       BASIS OF PREPARATION AND ACCOUNTING POLICIES

These unaudited condensed consolidated interim accounts have been prepared in accordance with Hong Kong Accounting Standard (“HKAS”) 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants.

As of 30 June 2005, the current liabilities of the Group had exceeded the current assets by approximately RMB29.6 billion. This was mainly attributable to the use of short-term bank deposits to repay long-term bank loans. Taking into account of available financing and continuous net cash inflows from operating activities, the Group has sufficient funds to meet its working capital requirements. As a result, the unaudited condensed consolidated interim accounts of the Group for the six months ended 30 June 2005 have been prepared under the going concern basis.

The accounting policies and methods of computation used in the preparation of the unaudited condensed consolidated interim accounts are consistent with those used in the annual financial statements for the year ended 31 December 2004 except that the Group has changed certain of its accounting policies following its adoption of new / revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“new HKFRS”) which are effective for accounting periods commencing on or after 1 January 2005.

The unaudited condensed consolidated interim accounts have been prepared in accordance with those HKFRS standards and interpretations issued and effective as at the time of preparing these accounts. The HKFRS standards and interpretations that will be applicable at 31 December 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing the unaudited condensed consolidated interim accounts.

The changes to the Group’s accounting policies and the effect of adopting these new policies are set out in Note 3 below.

3        CHANGES IN ACCOUNTING POLICIES

(a)      Effect of adopting new HKFRS

In 2005, the Group adopted the new / revised standards of HKFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Interests in Joint Venturers
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations

The adoption of new / revised HKASs 1, 2, 7, 8, 10, 12, 14, 16, 19, 21, 23, 27, 28, 31, 32, 33, 37 and 39 did not result in substantial changes to the Group’s accounting policies.

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land and land use rights from property, plant and equipment to other assets - long-term prepayment of lease. The upfront prepayments made for the leasehold land and land use rights are expensed in the income statement on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the income statement. In prior years, the leasehold land was accounted for at cost less accumulated depreciation and accumulated impairment.

Upon the adoption of revised HKAS 18, the Group changed its accounting policy for upfront non-refundable revenue, such as connection fee and receipts from SIM/UIM cards, which had previously been recognised upon completion of activation services. Effective from 1 January 2005, upfront non-refundable revenue and the related direct incremental cost incurred are deferred and recognised over the expected customer service periods. The expected customer service period for the Cellular Business is estimated based on the expected stabilised churn rates of subscribers. Management judges that this change of accounting policy provides reliable and more relevant information because it better reflects the economic effects of the transactions and is consistent with the accounting policy adopted for the Group’s financial information presented under generally accepted accounting principle in the United States of America.

HKAS 24 has extended the identification of related parties and disclosure of related parties to include state-owned enterprises. Related parties include Unicom Group and its related parties, domestic carriers, other state-owned enterprises and their subsidiaries directly or indirectly controlled by the PRC government, other entities and corporations in which the Company is able to control, jointly control or exercise significant influence and key management personnel of the Company and Unicom Group as well as their close family members.

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31 December 2004, the provision of share options to employees did not result in an expense in the income statements. Effective on 1 January 2005, the Group expenses the cost of share options in the income statement. As a transitional provision, the cost of share options granted after 7 November 2002 and had not yet vested on 1 January 2005 was expensed retrospectively in the income statement of the respective periods.

The adoption of HKFRS 3, HKAS 36 and HKAS 38 results in a change in the accounting policy for goodwill/negative goodwill. Until 31 December 2004, goodwill was amortised on a straight line basis over 20 years, and assessed for an indication of impairment at each balance sheet date. However, in accordance with the provisions of HKFRS 3, the Group ceased amortisation of goodwill from 1 January 2005, accumulated amortisation as of 31 December 2004 has been eliminated with a corresponding decrease in the cost of goodwill. Starting from 1 January 2005 onwards, goodwill is tested annually for impairment, as well as when there is indication of impairment.

In addition, in accordance with HKFRS 3, from 1 January 2005, if the fair value of the net identifiable assets and liabilities acquired exceed the purchase consideration (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognised immediately in the consolidated income statement as it arises. Negative goodwill previously recognised has been derecognised at 1 January 2005, with a corresponding adjustment to the opening balance of retained earnings of the Group.

The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of HKAS 38. No adjustment resulted from this reassessment.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

•	HKFRS 2 -	only retrospective application for all equity instruments granted after 7 November 2002 and not vested at 1 January 2005; and

•	HKFRS 3 -	prospectively after the adoption date.

(i)       The adoption of revised HKAS 17 resulted in:

	30 June 2005	31 December 2004
	RMB million	RMB million

Decrease in property, plant and equipment	(401)	(412)
Increase in other assets	401	412

	For the six months ended 30 June
	2005	2004
	RMB million	RMB million

Decrease in depreciation and amortisation	(23)	(23)
Increase in general, administrative and other expenses	23	23

(ii)      The adoption of revised HKAS 18 resulted in:

	30 June 2005	31 December 2004
	RMB million	RMB million

Increase in other assets	3,452	3,546
Decrease in deferred tax assets	(54)	(74)
Increase in deferred revenue	3,677	3,840
Decrease in retained earnings	(368)	(564)

	For the six months ended 30 June
	2005	2004
	RMB million	RMB million

Increase/(decrease) in operating revenue	163	(128)
Increase in selling and marketing	535	325
Decrease in costs of telecommunication products sold	(440)	(500)
Decrease in taxation	(20)	(51)
Increase in basic earnings per share (RMB)	0.007	0.008
Increase in diluted earnings per share (RMB)	0.007	0.008

(iii)     The adoption of HKFRS 2 resulted in:

	30 June 2005	31 December 2004
	RMB million	RMB million

Increase in employee share-based compensation reserve	185	111
Decrease in retained earnings	(111)	(22)

	For the six months ended 30 June
	2005	2004
	RMB million	RMB million

Increase in personnel cost	75	18
Decrease in basic earnings per share (RMB)	(0.006)	(0.001)
Decrease in diluted earnings per share (RMB)	(0.006)	(0.001)

(iv)     The adoption of HKFRS 3, HKAS 36, and HKAS 38 resulted in:

30 June 2005
RMB million

Increase in goodwill	78
Increase in retained earnings	7

For the six months ended 30 June 2005
RMB million

Decrease in depreciation and amortisation	(85)
Increase in basic earnings per share (RMB)	0.007
Increase in diluted earnings per share (RMB)	0.007

(b)      New Accounting Policies

The accounting policies used for the unaudited condensed consolidated interim accounts for the six months ended 30 June 2005 are the same as those set out in Notes 3 to the 2004 annual reports except for the following:

(i)       Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. If the fair value of net assets acquired in a business combination exceeds the consideration paid, the exceed is recognised immediately in the consolidated income statement as it arises.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

(ii)      Upfront non-refundable revenue and the direct incremental cost

Upfront non-refundable revenue, such as connection fee and receipts from SIM/UIM cards, and the direct incremental cost incurred are deferred and recognised over the expected customer service periods. The expected customer service period for the Cellular Business is estimated based on the expected stabilised churn rates of subscribers. On this basis, the weighted average customer service period based on current estimation considering the prevailing market environment is approximately 4 years.

(iii)     Land use right

The upfront prepayments made for land use rights are expensed in the income statement on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the income statement.

(iv)     Share-based compensation

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

4.       OPERATING REVENUE

Operating revenue primarily comprises usage fees, monthly fees, interconnection revenue, leased line rental income and sales of telecommunications products earned by the Group from GSM, CDMA, data, Internet and long distance services. Tariffs for these services are subject to regulations by various government authorities, including the State Development and Reform Commission, the Ministry of Information Industry and the provincial price regulatory authorities. Operating revenue is net of business tax and government surcharges.

5.       TAXATION

Provision for taxation represents:

	Unaudited
	Six months ended 30 June
	2005	2004
	RMB’000	RMB’000 As restated

Provision for PRC enterprise income tax on the estimated taxable profits for the period	1,365,355	1,224,703
Deferred taxation (Note 3(a)(ii))	(303,659)	(13,174)
	1,061,696	1,211,529

There is no Hong Kong profits tax liability as the Group did not have any assessable income sourced from Hong Kong for the six months ended 30 June 2005 and 2004.

6.       PROFITS ATTRIBUTABLE TO SHAREHOLDERS

At the annual general meeting held on 12 May 2005, the shareholders of the Company approved the payment of final dividend of RMB0.10 per ordinary share for the year ended 31 December 2004 totalling RMB1,256,924,327 (year ended 31 December 2003: RMB1,256,159,607), which has been reflected as an appropriation of retained profits for the six months ended 30 June 2005. As of 30 June 2005, such dividends have been paid by the Company.

During the six months ended 30 June 2005, the Group has not made any appropriation to reserves or declared any dividends to the shareholders (2004: Nil).

7.       EARNINGS PER SHARE

Basic earnings per share for the six months ended 30 June 2005 and 2004 were computed by dividing the profit attributable to shareholders of approximately RMB2,329,040,000 and RMB2,890,718,000 by the weighted average number of 12,567,704,713 shares and 12,559,962,334 shares during the periods respectively.

Diluted earnings per share for the six months ended 30 June 2005 and 2004 were computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the periods, after adjusting for the effects of the dilutive potential ordinary shares. All potential dilutive ordinary shares arose from share options granted under (i) the amended Pre-Global Offering Share Option Scheme; and (ii) the amended Share Option Scheme. For the six months ended 30 June 2005 and 2004, all potential dilutive shares rose from share options granted under the amended Share Option Scheme, which if converted to ordinary shares would decrease profit attributable to shareholders per share.

8.       RELATED PARTY TRANSACTIONS

The following is a summary of significant recurring transactions carried out with Unicom Group and its subsidiaries. In the director’s opinion, these transactions were carried out on normal commercial terms in the ordinary course of business.

	Unaudited
	Six months ended 30 June
	2005	2004
	RMB’000	RMB’000
Transactions with Unicom Group and its subsidiaries:
Interconnection and roaming revenues	110,518	102,650
Interconnection and roaming charges	35,510	27,130
Charge for cellular subscriber value-added service by Unicom New Guoxin Telecommunications Corporation Limited (“New Guoxin”)	255,008	447,541
Charges for customers services	281,371	250,102
Charge for cellular subscriber value-added service by UNISK (Beijing) Information Technology Corporation Limited and Unicom NewSpace Co., Ltd	8,480	1,061
Rental charges for premises, equipment and facilities	13,790	6,701
Rental income for premises and facilities	9,007	18,595
Constructed capacity related cost of CDMA network	114,648	89,034
Revenue for leasing of transmission line capacity	13,410	10,494
Charges for the international gateway services	9,801	7,272
Leasing of satellite transmission capacity	7,076	7,076
Purchase of telecom cards	490,517	561,163
CDMA network capacity lease rental	3,962,591	3,047,478
Commission expenses for sales agency services incurred for telecom cards	—	7,556
Agency fee incurred for procurement of telecommunications equipment	8,640	19,659
Commission fee to New Guoxin	7,946	—

9.       SEGMENT INFORMATION

Operating segments represent components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, when considering how to allocate resources and in assessing performance. The Group’s primary measure of segment results is based on segment profit or loss before taxation.

Business segments

	Unaudited
	Six months ended 30 June 2005
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Operating revenue (Turnover):
Usage fee	16,245,846	8,592,933	1,356,607	350,493	—		26,545,879
Monthly fee	3,395,816	2,492,193	—	—	—		5,888,009
Interconnection revenue	1,579,674	649,846	56,200	252,081	—		2,537,801
Leased lines rental	—	—	181,418	242,401	—		423,819
Other revenue	4,414,761	2,040,936	5,292	709	—		6,461,698
Total services revenue	25,636,097	13,775,908	1,599,517	845,684	—		41,857,206
Sales of telecommunications products	1,234	1,377,783	6,579	1,121	—		1,386,717
Total operating revenue from external customers	25,637,331	15,153,691	1,606,096	846,805	—		43,243,923
Intersegment revenue	—	—	1,233,782	631,642	—	(1,865,424)	—
Total operating revenue	25,637,331	15,153,691	2,839,878	1,478,447	—		43,243,923
Operating expenses:
Leased lines and network capacities	(147,110)	(4,023,891)	(217,407)	(36,061)	—		(4,424,469)
Interconnection charges	(3,443,806)	(1,658,688)	(332,825)	(528,870)	—	1,865,424	(4,098,765)
Depreciation and amortisation	(8,517,362)	(281,616)	(915,609)	(280,637)	(816)	24,026	(9,972,014)
Personnel	(1,565,916)	(586,438)	(229,967)	(147,971)	(90,469)		(2,620,761)
Selling and marketing	(3,630,471)	(6,051,806)	(723,562)	(184,459)	—		(10,590,298)
General, administrative and other expenses	(3,854,436)	(1,262,160)	(436,181)	(135,794)	(15,930)		(5,704,501)
Cost of telecommunications products sold	(38,170)	(1,751,871)	(15,665)	(189)	—		(1,805,895)
Total operating expenses	(21,197,271)	(15,616,470)	(2,871,216)	(1,313,981)	(107,215)		(39,216,703)
	4,440,060	(462,779)	(31,338)	164,466	(107,215)		4,027,220
Interest income	27,182	2,118	922	1,844	99,973	(91,950)	40,089
Other income (expense), net	10,596	2,328	(355)	(107)	(3,435)		9,027
Operating profit	4,477,838	(458,333)	(30,771)	166,203	(10,677)		4,076,336
Finance costs	(620,675)	(23,788)	(5,107)	(31,420)	(96,560)	91,950	(685,600)
Segment profit (loss) before taxation	3,857,163	(482,121)	(35,878)	134,783	(107,237)		3,390,736
Taxation							(1,061,696)
Profit attributable to shareholders							2,329,040

Other information:
Provision for doubtful debts	446,070	260,970	78,031	25,637	—		810,708
Capital expenditures for segment assets (1)	2,975,127	—	913,547	733,291	2,461,316		7,083,281

	Unaudited
	Six months ended 30 June 2004 (As restated)
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Operating revenue (Turnover):
Usage fee	16,549,969	8,021,888	1,358,547	439,666	—		26,370,070
Monthly fee	3,817,070	2,355,296	—	—	—		6,172,366
Interconnection revenue	1,255,302	410,744	62,557	107,753	—		1,836,356
Leased lines rental	—	—	159,203	242,030	—		401,233
Other revenue	2,419,320	1,063,327	238,600	4,524	—		3,725,771
Total services revenue	24,041,661	11,851,255	1,818,907	793,973	—		38,505,796
Sales of telecommunications products	2,087	729,995	6,004	295	—		738,381
Total operating revenue from external customers	24,043,748	12,581,250	1,824,911	794,268	—		39,244,177
Intersegment revenue	83,110	66,266	995,145	596,025	—	(1,740,546)	—
Total operating revenue	24,126,858	12,647,516	2,820,056	1,390,293	—		39,244,177
Operating expenses:
Leased lines and network capacities	(146,623)	(3,082,852)	(181,145)	(19,956)	—		(3,430,576)
Interconnection charges	(3,210,602)	(1,259,167)	(461,882)	(370,777)	—	1,740,546	(3,561,882)
Depreciation and amortisation	(7,927,130)	(205,311)	(783,945)	(245,444)	(2,564)	(60,992)	(9,225,386)
Personnel	(1,355,693)	(386,356)	(215,520)	(136,535)	(31,609)		(2,125,713)
Selling and marketing	(3,231,323)	(5,564,027)	(665,072)	(208,755)	—		(9,669,177)
General, administrative and other expenses	(3,462,186)	(1,087,049)	(421,545)	(172,148)	(21,956)		(5,164,884)
Cost of telecommunications products sold	(68,490)	(1,008,727)	(10,123)	(2,342)	—		(1,089,682)
Total operating expenses	(19,402,047)	(12,593,489)	(2,739,232)	(1,155,957)	(56,129)		(34,267,300)
	4,724,811	54,027	80,824	234,336	(56,129)		4,976,877
Interest income	29,619	3,140	1,400	2,033	59,876	(51,731)	44,337
Other (expense) income, net	(1,127)	650	1,092	293	41,572		42,480
Operating profit	4,753,303	57,817	83,316	236,662	45,319		5,063,694
Finance costs	(897,497)	(24,043)	(35,335)	(7,539)	(48,764)	51,731	(961,447)
Segment profit (loss) before taxation	3,855,806	33,774	47,981	229,123	(3,445)		4,102,247
Taxation							(1,211,529)
Profit attributable to shareholders							2,890,718
Other information:
Provision for doubtful debts	736,217	391,838	78,115	38,905	—		1,245,075
Capital expenditures for segment assets (1)	2,598,464	—	1,626,569	233,496	3,027,315		7,485,844

	Unaudited
	As of 30 June 2005
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Total segment assets	108,981,062	7,070,272	8,295,030	11,768,126	61,831,486	(50,358,810)	147,587,166
Total segment liabilities	48,922,029	7,929,143	3,171,642	6,242,264	7,696,146		73,961,224

	Audited
	As of 31 December 2004 (As restated)
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Total segment assets	102,693,857	7,119,115	9,470,980	18,042,840	62,101,761	(50,390,158)	149,038,395
Total segment liabilities	51,493,461	8,624,230	4,437,311	5,408,689	6,632,463		76,596,154

(1)      Capital expenditures classified under “unallocated amounts” represent capital expenditures on common facilities, which benefit all business segments.

10.     COMPARATIVE FIGURES

Certain comparative figures have been reclassified or restated in accordance with disclosure requirements under new HKFRS adopted in current year.

INTERIM DIVIDEND

It was resolved by our Board of Directors that no interim dividend for the six months ended 30 June 2005 be declared.

CHARGE ON ASSETS

As at 30 June 2005, no property, plant and equipment was pledged to banks as loan security (30 June 2004: Nil).

PURCHASE, SALE OR REDEMPTION OF SHARES

During the six months ended 30 June 2005, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The audit committee has reviewed together with the management, the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the interim report for the six months ended 30 June 2005.

COMPLIANCE WITH THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED (THE “LISTING RULES”) AND CODE OF CORPORATE GOVERNANCE PRACTICES SET OUT IN APPENDIX 14 OF THE LISTING RULES

The Company has complied with the code provisions in the Code of Corporate Governance Practices for the six months ended 30 June 2005 except in relation to the separation of the role of Chairman and Chief Executive Officer and non-executive directors were not appointed for a specific term, but are subject to retirement by rotation and re-election at the Company’s annual general meetings in accordance with the Company’s Articles of Association, details of which will be published in the 2005 Interim Report which will be delivered to all shareholders by post and released on the websites of the Stock Exchange of Hong Kong (www.hkex.com.hk) and the Company (www.chinaunicom.com.hk) in due course.

INTERIM REPORT

The 2005 Interim Report containing all the information required by paragraph 46 of Appendix 16 of the Listing Rules will be published and delivered to all shareholders by post and released on the websites of the Stock Exchange of Hong Kong (www.hkex.com.hk) and the Company (www.chinaunicom.com.hk) in due course.

FORWARD-LOOKING STATEMENTS

The Company would also like to caution readers about the forward-looking nature of the above statements. These forward-looking statements are subject to risks and uncertainties, some of which are beyond our control. Potential risks and uncertainties include those concerning the continued growth of the telecommunications industry in China, the changes of the regulatory environment and our ability to successfully execute our different business strategies.

The Board of Directors of the Company comprises of:

Executive Directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Li Qiuhong, Lo Wing Yan, William and Ye Fengping
Non-executive Director:	Liu Yunjie
Independent Non-executive Directors:	Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus

25 August 2005

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re:                               China Unicom Limited –
Report of Foreign Issuer on Form 6-K

Dear Sirs:

Enclosed please find, pursuant to General Instruction C of Form 6-K, a report on Form 6-K of China Unicom Limited.  The information and documents furnished in the report on Form 6-K shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

By copy of this letter, we are also transmitting one manually signed copy of the Form 6-K to the New York Stock Exchange, Inc.

Please direct any questions to the undersigned at (852) 2121-3220.

Very truly yours,

By: /s/ Jackson Yee
Jackson Yee

(Enclosure)

cc:                                 New York Stock Exchange, Inc.
Filing Desk